SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Santander, S.A.

Item

1	Relevant Information dated April 17, 2019

Item 1

Banco Santander, S.A. (“Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

Santander has signed a memorandum of understanding with Crédit Agricole S.A. (“CASA”) with the purpose of combining CACEIS and its subsidiaries (the “CACEIS Group”), which is wholly-owned by CASA, with Santander Securities Services, S.A. and its subsidiaries (the “S3 Group”), which is wholly-owned by Santander.

Both the CACEIS Group and the S3 Group provide depositary, custody and related asset servicing services. The CACEIS Group is present in France, Germany, Belgium, Canada, Hong Kong, Ireland, Italy, Luxembourg, the Netherlands, Switzerland and the United Kingdom and the S3 Group is present in Spain, Brazil, Colombia and Mexico.

Under the transaction Santander Group would contribute 100% of the S3 Group’s operations in Spain and 49.99% of its operations in Latin America to CACEIS, in exchange for 30.5% of the share capital and voting rights of CACEIS. The remaining 69.5% would continue to be held by CASA. The Latin American operations of the S3 Group would be jointly controlled by CACEIS and the Santander Group.

If the transaction is carried out, it is estimated that the combination of the CACEIS Group and the S3 Group will result in a capital gain of approximately EUR 700 million for Santander Group, has a slightly positive impact (3 basis points) in core equity tier 1 and would be slightly accretive in ordinary earnings per share. The Group expects to apply the referred capital gain to extraordinary charges and provisions.

The signature of the final agreements requires prior consultation with the relevant works councils at CASA and the CACEIS Group and, if a final agreement is reached, the completion of the transaction is expected to take place in 2019 and will be subject to customary closing conditions, including to obtaining the necessary regulatory approvals.

Boadilla del Monte (Madrid), 17 April 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: April 17, 2019	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer